Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

		Quarter Ended March 31,	Year Ended December 31,
		2012	2011	2010	2009	2008	2007
Fixed Charges and Preferred Dividends:

Total interest expense		$4,902	$18,663	$38,136	$46,462	$97,193	$149,540
Estimated interest in rent (1/3 rent)		727	2,661	2,305	2,323	1,660	1,625
Preferred dividends		—	—	—	5,383	—	—

Combined fixed charges and preferred dividends	B	5,629	21,324	40,441	54,168	98,853	151,165
Less interest on deposits		3,472	14,950	33,309	37,824	72,852	121,245

Combined fixed charges and preferred dividends excluding interest on deposits	D	$2,157	$6,374	$7,132	$16,344	$26,001	$29,920

Earnings:

Pre-tax income from continuing operations		$42,143	$118,468	$56,949	$36,909	$37,806	$47,773
Fixed charges and preferred dividends		5,629	21,324	40,441	54,168	98,853	151,165

Total earnings	A	47,772	139,792	97,390	91,077	136,659	198,938
Less interest on deposits		3,472	14,950	33,309	37,824	72,852	121,245

Total earnings excluding interest on deposits	C	$44,300	$124,842	$64,081	$53,253	$63,807	$77,693

Ratio of earnings to fixed charges and preferred share dividends, including interest on deposits	A/B	8.49	6.56	2.41	1.68	1.38	1.32
Ratio of earnings to fixed charges and preferred share dividends, exluding interest on deposits	C/D	20.54	19.59	8.98	3.26	2.45	2.60